Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blip Technologies, Inc.
31293 Via Colinas
Westlake Village, CA 91362
https://www.carblip.com/

Up to $1,235,000.00 in Non-Voting Common Stock at $1.25
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blip Technologies, Inc.
Address: 31293 Via Colinas, Westlake Village, CA 91362
State of Incorporation: DE
Date Incorporated: May 17, 2017

Terms:

Equity

Offering Minimum: $15,000.00 | 12,000 shares of Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 988,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor or customer and part of our journey in CarBlip, you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Sports Car

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early NASCAR

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Early INDYCAR

Invest $10,000+ within the first two weeks and receive 14% bonus shares.

Early Formula 1

Invest $20,000+ within the first two weeks and receive 18% bonus shares.

Volume-Based Perks**

Tier 1

Invest $1,000+ and receive +5% bonus shares and a CarBlip tumbler.

Tier 2

Invest $5,000+ and receive +7% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, and a CarBlip hat.

Tier 3

Invest $10,000+ and receive +10% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Tier 4

Invest $20,000+ and receive +15% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of 1-day Driving Experience at Speed Vegas.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Any additional costs, including but not limited to shipping, travel, and lodging, are not covered.

The 10% StartEngine Owners' Bonus

CarBlip will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.25 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Reservation Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Blip Technologies, Inc. dba CarBlip ("CarBlip" or the "Company") is a car-buying service that allows customers to get their new car without going to a dealership. Whether they're looking to buy or lease, our customers receive personalized service from start to finish, with their new car delivered to their door.

We believe CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering relationships beyond transactions and ensuring every interaction is infused with clarity and connection. CarBlip transforms the traditional process, saving buyers priceless time by providing a personal concierge to find the car that fits their lifestyle and budget. Plus, the car can be delivered anywhere in the U.S.

CarBlip is a licensed dealer/broker in California and Arizona. CarBlip works with hundreds of new car-franchised dealerships to source cars for their customers, and CarBlip receives a broker fee from the franchised dealer.

The Company has spent years developing a platform that handles most aspects of a new car deal and provides its customers and sales team with digital tools to make the process much simpler and easier to track. The company owns the IP. CarBlip also has an iOS and web app to simplify the buying experience for customers.

CarBlip was incorporated on May 17, 2017, as a Delaware Corporation.

Competitors and Industry

Industry

CarBlip's primary focus on the U.S. new vehicle market aligns with an industry that sold 15 million new vehicles in 2023. With more than $5 million in equity, CarBlip has attracted diverse investors, including industry leaders, an executive vice president of a large bank with an $18 billion market cap, and the CEO of a billion-dollar public company. With these milestones achieved, we feel CarBlip's trajectory may redefine automotive retail as we know it.

Competition

CarBlip's closest comparison is Carvana, but Carvana only sells used cars (depreciating assets). In contrast, CarBlip's business model focuses on new cars, an entirely different business model. The most direct competitors of CarBlip are, in fact, independent auto brokers. Unlike CarBlip, these brokers usually operate as small, one or two-person entities and generally lack proprietary technology, substantial marketing resources, venture capital support, or intellectual property—elements that CarBlip leverages to its advantage.

Current Stage and Roadmap

Current Stage

CarBlip offers investors an opportunity to join the journey from early growth to proven product/market fit. Backed by Science, Inc., known for successful companies such as Dollar Shave Club and Liquid Death, CarBlip is reducing industry pain points. With revenues increasing from $5.9M in 2020 to $12.7M in 2022, more than 90,000 contacts, and a growing sales team, we believe CarBlip is taking off.

CarBlip has undergone a massive transformation, expanding from fewer than fifteen employees in Q4 2021 to a team of more than 300, with a bold vision to grow to 1,000 concierges over the next few years.

Future Roadmap

The company is focused on growing our sales team to over 1,000 concierges in the next few years, selling over 1K cars per year, expanding into several more states in the U.S., integrating AI, and adding more features to our platform.

The Team

Officers and Directors

Name: Brian Johnson

Brian Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, and Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Brian oversees the company, and provides marketing and fundraising strategies.

Name: Michael Jones

Michael Jones's current primary role is with Science. Michael Jones currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2023 - Present
  Responsibilities: Michael is a member of the Board of Directors.

Other business experience in the past three years:

- Employer: Science
  Title: CEO
  Dates of Service: October, 2011 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- Employer: Liquid Death Mountain Water
  Title: Board Member
  Dates of Service: February, 2019 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- Employer: Scopely
  Title: Advisor
  Dates of Service: August, 2011 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Mammoth Media
  Title: Board Member
  Dates of Service: August, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Protego Trust
  Title: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Play VS
  Title: Investor
  Dates of Service: June, 2017 - Present
  Responsibilities: Investor

Other business experience in the past three years:

- Employer: pray.com
  Title: Board Member
  Dates of Service: June, 2017 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: SpringRole, Inc.
  Title: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Board Member

Name: Chang Lee

Chang Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Head of Product and Technology, and Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Chang is a Co-Founder, Head of Product and Technology, and Director. Chang manages the overall product strategy and the product and engineering teams. Chang currently receives an annual salary of $120,000 and presently holds 461,100 shares of Common Stock.

Other business experience in the past three years:

- Employer: Click2Drive
  Title: Technology & Business Advisor
  Dates of Service: October, 2023 - January, 2024
  Responsibilities: Chang was a technology and business adviser for the owner.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise

additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock , institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Economic downturns
Recessions or economic slowdowns can reduce consumer spending power, leading to decreased demand for new and used cars. Unemployment and financial uncertainty make consumers more cautious about making significant purchases.

High-interest rates
Higher interest rates can increase the cost of financing for both new and used cars, making them less affordable for consumers. This can lead to decreased demand and lower sales.

Supply chain disruptions
Disruptions in the supply chain, such as those caused by pandemics, natural disasters, can lead to shortages in auto parts (like the semiconductor chip shortage). This can affect the production of new cars, causing delays and increasing prices, which can also impact the used car market as consumers turn to it as an alternative.

Resignation of COO and Proactive Legal Risk Management
The Company's former Chief Operating Officer (COO) and board member recently resigned from all his positions within the organization. To date, there have been no legal proceedings or threats of legal action initiated by either party against the other. Furthermore, the company is of the firm belief that there are no grounds for any potential legal actions against it.

However, it is essential to acknowledge that the possibility of unforeseen legal challenges cannot be entirely dismissed. Should any legal actions be instigated in the future, it may necessitate the company to engage in legal defenses, thereby incurring associated costs. It is in recognition of such contingencies that the company has prudently secured a Directors and Officers (D&O) insurance policy. This policy is designed to provide financial protection against potential legal expenses, thereby safeguarding the company's financial stability and operational integrity. The company remains confident in its current legal standing and has taken appropriate measures to mitigate potential risks.

Economic downturns
Recessions or economic slowdowns can reduce consumer spending power, leading to decreased demand for new and used cars. Unemployment and financial uncertainty make consumers more cautious about making significant purchases.

High interest rates
Higher interest rates can increase the cost of financing for both new and used cars, making them less affordable for consumers. This can lead to decreased demand and lower sales.

Supply chain disruptions
Disruptions in the supply chain, such as those caused by pandemics, natural disasters, can lead to shortages in auto parts (like the semiconductor chip shortage). This can affect the production of new cars, causing delays and increasing prices, which can also impact the used car market as consumers turn to it as an alternative.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Brooks (1,870,000 shares of Common Stock); JHAE Brooks Family Trust (2,330,496 shares of Common Stock); Brooks Family Trust (100,000 shares of Series Pre-A-1 Preferred Stock)	4,200,496	Common Stock	21.5%
Eric Brooks (1,870,000 shares of Common Stock); JHAE Brooks Family Trust (2,330,496 shares of Common Stock); Brooks Family Trust (100,000 shares of Series Pre-A-1 Preferred Stock)	100,000	Series Pre-A-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Pre-A Preferred Stock, Series Pre-A-1 Preferred Stock, Series Pre-A-2 Preferred Stock, Series Pre-A-3 Preferred Stock, Series Pre-A-4 Preferred Stock, Series Pre-A-5 Preferred Stock, Series Pre-A-6 Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 988,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 22,587,955 with a total of 12,354,036 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 20,000,530 shares, includes 12,354,036 shares (which includes 11,354,036 shares of Common Stock and 1,000,000 shares of options under the Employee Stock Ownership Plan) and 7,646,494 shares of Preferred Stock. This fully diluted figure excludes 1,587,425 warrants.

Series Pre-A Preferred Stock

The amount of security authorized is 4,139,120 with a total of 2,207,555 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-1 Preferred Stock

The amount of security authorized is 900,000 with a total of 900,000 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-2 Preferred Stock

The amount of security authorized is 137,985 with a total of 137,985 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding

Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-3 Preferred Stock

The amount of security authorized is 157,678 with a total of 157,678 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-4 Preferred Stock

The amount of security authorized is 773,644 with a total of 386,818 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-5 Preferred Stock

The amount of security authorized is 1,719,158 with a total of 1,719,094 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company’s charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder’s shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder’s option, and the then-applicable conversion rate (as that term is defined in the company’s charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-6 Preferred Stock

The amount of security authorized is 2,229,953 with a total of 2,137,364 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Non-Voting Common Stock

The amount of security authorized is 5,330,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Unless expressly required otherwise by the General Corporation Law, no holder of any share of Non-Voting Stock shall be entitled to vote any such share on any matter, nor be entitled to notice of any stockholders' meeting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The total number of shares outstanding on a fully diluted basis, 20,000,530 shares, includes 12,354,036 shares (which includes 11,354,036 shares of Common Stock and 1,000,000 shares of options under the Employee Stock Ownership Plan) and 7,636,494 shares of Preferred Stock. This fully diluted figure excludes 1,587,425 warrants.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,917,002.37
  Number of Securities Sold: 2,137,364
  Use of proceeds: Technology, Growth Marketing, Operations
  Date: January 10, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $12,772,129 compared to $9,978,378 in fiscal year 2023. The company's revenue decreased in 2023 due to a softer wholesale market and higher interest rates for new car buyers.

Cost of sales

Cost of Sales for fiscal year 2022 was $11,481,704 compared to $8,864,303 in fiscal year 2023. The company's cost of sales slightly increased as a percentage of revenue in 2023.

Gross margins

Gross margins for fiscal year 2022 were $1,290,425 compared to $1,114,074 in fiscal year 2023. The company's gross margins were reduced in 2023 due to the slightly increased cost of sales.

Expenses

Expenses for fiscal year 2022 were $2,152,732 compared to $2,096,558 in fiscal year 2023. Expenses slightly increased in 2023 as it continued to develop its concierge program and technology.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our sales team continues to grow and generate more sales. Past cash was primarily generated through new car sales, wholesale sales, vehicle add-ons, and equity investments. We aim to continue growing our concierge program and adding more salespeople to the team, adding to our concierge sales. The company will also continue to work to raise capital to support its growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of mid-January 2024, the Company has capital resources available in the form of shareholder loans for $354,000, and approximately $110,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the growth of our concierge program and continue building out the company's technology, marketing, and operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for several months. This is based on taking action to reduce the company's monthly burn rate for expenses, including reducing spending on general and performance marketing, reducing spend on 3rd party software, as we bring our platform online, and reducing general overhead expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately eight (8) to fourteen (14) months. This is based on the company's projected reduced monthly burn rate of $80,000 for expenses related to sales, technology, performance marketing, and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has a concurrent offering for its Series Pre-A-6 Preferred Stock. The amount of the offering is up to $2,000,000 and the price per share is $0.8969 per share. The Company has raised over $1,800,000 to date under its Series Pre-A-6 Preferred Stock.

Indebtedness

- Creditor: SBA
  Amount Owed: $476,960.69
  Interest Rate: 3.75%
  Maturity Date: February 19, 2051

- Creditor: Westlake Financial
  Amount Owed: $264,617.68
  Interest Rate: 13.25%

- Creditor: Peggy Jones
  Amount Owed: $100,000.00
  Interest Rate: 7.5%
  Maturity Date: June 30, 2021

- Creditor: Wayne Blasman
  Amount Owed: $100,000.00
  Interest Rate: 9.0%
  Maturity Date: December 19, 2021

- Creditor: Madeline Johnson
  Amount Owed: $200,000.00
  Interest Rate: 9.0%
  Maturity Date: September 18, 2022

- Creditor: Brian Johnson
  Amount Owed: $200,000.00
  Interest Rate: 9.5%
  Maturity Date: October 25, 2023

- Creditor: Stephen Rosenblueth
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Maturity Date: October 02, 2023

- Creditor: Gary Abrams Living Trust
  Amount Owed: $102,620.00
  Interest Rate: 24.0%
  Maturity Date: December 31, 2024

Related Party Transactions

- Name of Entity: Eric Brooks
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On December 31, 2021, the Company received a promissory note amounting to $306,749 from Eric Brooks. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note was $348,373 and $306,749, respectively, and the entire amount is classified under amount due from related parties within current asset.
  Material Terms: The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026.

- Name of Entity: Brian Johnson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On December 31, 2021, the company received a promissory note amounting to $24,273 from Brian Johnson. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $29,273 and $24,273, respectively, and the entire amount is classified under due from related parties.
  Material Terms: The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026.

- Name of Entity: WVAS, LLC
  Names of 20% owners: Eric Brooks, Brian Johnson, Wayne Blasman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company currently holds loan receivables totaling $31,375 from WVAS, LLC, without the existence of a formalized agreement. WVAS, LLC is an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies, Inc.
  Material Terms: As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $7,185 and $31,374, respectively, and the entire amount is classified under due from related parties

- Name of Entity: WVAS, LLC
  Names of 20% owners: Brian Johnson, Eric Brooks, Wayne Blasman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On June 25, 2020, the company entered into a lease agreement with WVAS Limited Liability Company, an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies, Inc. The lease expires on April 30, 2026. Base rent is $7,800 per month.
  Material Terms: During 2022 and 2021, total rent paid amounted to $124,542 and $110,531, respectively.

Valuation

Pre-Money Valuation: $25,000,662.50

Valuation Details:

The Company's valuation of approximately $25M is partly grounded on the Company's last pre-money round at a $16M valuation. This increase in valuation is attributed to strategic investments in our proprietary technology and the enhancement of our concierge service, which collectively augment the company's intrinsic value. As a venture capital-backed enterprise, our valuation methodology is informed by a conservative comparison with peer organizations within our sector.

For instance, Roadster, a company offering consumer-centric commerce solutions for contemporary automotive dealerships, initiated operations in 2013 and successfully raised $26.8 million over a span of four years before its acquisition by CDK Global in 2021 for $360 million. Other notable entities in this domain include TrueCar, with a market capitalization of $362 million; Cars.com, valued at $1.2 billion; and CarGurus, which boasts a market capitalization of $2.6 billion

Moreover, the valuation of $25 million is further substantiated by applying a multiple of 2.5X to our revenues, which were reported at $10,909,018 in 2021 and $11,481,704 for the fiscal year 2022. This revenue multiple is deemed an acceptable standard within our industry, reflecting a conservative approach to valuation.

The total number of shares outstanding on a fully diluted basis, 20,000,530 shares, includes 12,354,036 shares (which includes 11,354,036 shares of Common Stock and 1,000,000 shares of options under the Employee Stock Ownership Plan) and 7,646,494 shares of Preferred Stock. This fully diluted figure excludes 1,587,425 warrants.

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Software Services & Development
  14.0%
  We plan to use 14% of the funds raised to allocate to software services and continued product development on our technology and platform.

- Company Employment
  38.5%
  We plan to use 38.5% of the funds raised to allocate to current and future employees, including full and part-time employees.

- Working Capital
  15.0%
  We plan to use 15% of the funds raised to allocate to working capital to cover expenses, including marketing and the Company's ongoing day-to-day operations

- Debt
  26.0%
  We plan to use 26% of the funds raised to pay down debt and service ongoing debt.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.carblip.com/ (https://www.carblip.com/cbinvestors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/carblip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blip Technologies, Inc.

[See attached]

BLIP TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART
ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blip Technologies, Inc.
Westlake Village, California

We have reviewed the accompanying financial statements of Blip Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2024
Los Angeles, California

BLIP TECHNOLOGIES INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 26,917	$ 106,092
Acccounts Receivable, net	433,809	1,146,807
Due from Related Parties	395,684	367,397
Prepaids and Other Current Assets	28,167	68,013
Total Current Assets	**884,577**	**1,688,309**
Property and Equipment, net	3,657	5,455
Right-of-Use Asset	195,703	-
Total Assets	**$ 1,083,936**	**$ 1,693,764**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 355,027	$ 350,583
Credit Cards	8,940	6,598
Current Portion of Loans and Notes	561,636	1,042,761
Current Portion of Lease Liability	78,341	-
Other Current Liabilities	545,601	285,067
Total Current Liabilities	**1,549,545**	**1,685,010**
Promissory Notes and Loans	647,945	453,246
Lease Liability	117,362	-
Total Liabilities	**2,314,852**	**2,138,255**
STOCKHOLDERS EQUITY		
Common Stock	1,135	1,135
Series Pre-A-1 Preferred Stock	90	90
Series Pre-A-2 Preferred Stock	14	14
Series Pre-A-3 Preferred Stock	16	16
Series Pre-A-4 Preferred Stock	39	39
Series Pre-A-5 Preferred Stock	172	172
Series Pre-A-6 Preferred Stock	208	187
Series Pre-A Preferred Stock	221	221
Additional Paid in Capital	5,206,145	4,913,980
Retained Earnings/(Accumulated Deficit)	(6,438,954)	(5,360,344)
Total Stockholders' Equity	**(1,230,915)**	**(444,492)**
Total Liabilities and Stockholders' Equity	**$ 1,083,936**	**$ 1,693,764**

See accompanying notes to financial statements.

BLIP TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	9,978,378	$	12,772,129
Cost of Goods Sold		8,864,303		11,481,704
Gross profit		1,114,074		1,290,425
Operating expenses				
General and Administrative		2,050,062		1,961,723
Sales and Marketing		46,495		191,009
Total operating expenses		2,096,558		2,152,732
Operating Income/(Loss)		(982,483)		(862,307)
Interest Expense		65,357		35,302
Other Loss/(Income)		30,770		(208,286)
Income/(Loss) before provision for income taxes		(1,078,610)		(689,324)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(1,078,610)**	**$**	**(689,324)**

See accompanying notes to financial statements.

BLIP TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

Series Pre-A-5 Preferred Stock		Series Pre-A-6 Preferred Stock		Series Pre-A Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Shares	Amount	Shares	Amount	Shares	Amount			
1,719,094	$ 172	919,841	$ 92	2,207,555	$ 221	$ 4,308,212	$ (4,671,020)	$ (361,030)
-	$ -	947,706	$ 95	-	$ -	$ 599,903.92		$ 599,999
						$ 5,863.97		$ 5,864
							(689,324)	(689,324)
1,719,094	172	1,867,547	187	2,207,555	221	4,913,980	$ (5,360,344)	$ (444,492)
-	-	211,840	21	-	-	289,979		290,000
						2,186		2,186
							(1,078,610)	(1,078,610)
1,719,094	**$ 172**	**2,079,387**	**$ 208**	**2,207,555**	**$ 221**	**$ 5,206,145**	**$ (6,438,954)**	**$ (1,230,915)**

BLIP TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,078,610)	$	(689,324)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,369		25,637
Share-based Compensation		2,186		5,864
Amortization of right-of-use assets - operating		48,057		
Changes in operating assets and liabilities:				
Acccounts receivable, net		712,998		372,668
Prepaids and Other Current Assets		39,846		(4,180)
Due from Related Parties		(28,287)		(25,275)
Accounts Payable		4,444		(1,208,608)
Credit Cards		2,342		1,232
Other Current Liabilities		260,534		(70,125)
Operating lease liability		(48,057)		
Net cash provided/(used) by operating activities		**(78,178)**		**(1,592,111)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,571)		(12,348)
Net cash provided/(used) in investing activities		**(4,571)**		**(12,348)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		290,000		599,999
Borrowing on Promissory Notes and Loans		(286,426)		996,006
Net cash provided/(used) by financing activities		**3,574**		**1,596,005**
Change in Cash		(79,175)		(8,454)
Cash—beginning of year		106,092		114,545
Cash—end of year	**$**	**26,917**	**$**	**106,092**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65,357	$	35,302
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blip Technologies Inc. was incorporated on May 17, 2017, in the state of Delaware. The financial statements of Blip Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Westlake Village, California.

CarBlip is a car-buying service that allows customers to get their new car without going to a dealership. Whether they're looking to buy or lease, our customers receive personalized service from start to finish, with their new car delivered to their door. CarBlip is a licensed dealer/broker in California and Arizona. CarBlip works with hundreds of new car-franchised dealerships to source cars for their customers, and CarBlip receives a broker fee from the franchised dealer. Driving the car buying experience through Trust, Transparency, and Simplicity. Our vision is to be the go-to service for consumers, building relationships beyond the transaction and making every car purchase a journey of confidence, clarity, and connection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Blip Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the licensed dealer/broker services in California and Arizona.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $46,495 and $191,009, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were issued.

Lease

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate.

The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Prepaid Expenses		28,167		34,045
Advances		-		33,968
Total Prepaids and Other Current Assets	**$**	**28,167**	**$**	**68,013**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Customer deposit		-		45,000
Commissions Payable		24,391		42,721
Payroll payable		162,323		176,831
Interest Payable		27,662		12,525
Customer Deposits		61,979		6,180
Flooring Payoffs - Veh Purchase		264,618		
Tax Payable		2,861		83
Other current liabilities		1,767		1,728
Total Other Current Liabilities	**$**	**545,601**	**$**	**285,067**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 196,374	$ 191,803
Property and Equipment, at Cost	**196,374**	**191,803**
Accumulated depreciation	(192,718)	(186,349)
Property and Equipment, Net	**$ 3,657**	**$ 5,455**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $6,369 and $25,637, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,126,607 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 11,354,036 shares have been issued and are outstanding.

Series Pre-A-1 Preferred Stock

The Company is authorized to issue 900,000 shares of Series Pre-A-1 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 900,000 shares have been issued and are outstanding.

Series Pre-A-2 Preferred Stock

The Company is authorized to issue 137,985 shares of Series Pre-A-2 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 137,985 shares have been issued and are outstanding.

Series Pre-A-3 Preferred Stock

The Company is authorized to issue 157,678 shares of Series Pre-A-3 Preferred Stock with $0.0001 par value. As of December 31, 2023, and December 31, 2022, 157,678 shares have been issued and are outstanding.

Series Pre-A-4 Preferred Stock

The Company is authorized to issue 773,644 shares of Series Pre-A-4 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 386,818 shares have been issued and are outstanding.

Series Pre-A-5 Preferred Stock

The Company is authorized to issue 1,719,158 shares of Series Pre-A-5 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,719,158 shares have been issued and are outstanding.

Series Pre-A-6 Preferred Stock

The Company is authorized to issue 2,229,953 shares of Series Pre-A-6 Preferred Stock at a par value $0.0001. As of December 31, 2023, and December 31, 2022, 2,079,387 and 1,867,547 shares were issued and outstanding, respectively.

Series Pre-A Preferred Stock

The Company is authorized to issue 4,139,120 shares of Series Pre-A Preferred Stock at a par value $0.0001. As of December 31, 2023, and December 31, 2022, 2,207,555 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	-	$	-	-
Exercisable Options at December 31, 2022	-	$	-	-
Granted	733,950	$	0.14	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	733,950	$	-	9.90
Exercisable Options at December 31, 2023	-	$	-	-

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $2,186 and $0, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-			-
Granted	1,587,425	$	0.07	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	1,587,425	$	0.07	-
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	1,587,425	$	0.07	8.21

Warrants expenses for the years ended December 31, 2023 and December 31, 2022 were $0 and $5,864, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
SBA EIDL Loan	$ 495,000	3.75%	2/10/2021	2/10/2051	$ 18,563	-	$ 29,016	$ 447,945	$ 476,961	$ 18,563		$ 29,016	$ 453,246	$ 505,817
Line of Credit Demand Promissory Note	$ 200,000	2.00%	10/30/2023	12/31/2024	$ 4,105		$ 102,620	$ -	$ 102,620	$ -		$ -	$ -	$ -
Five Promissory Note - Brian Johnson	$ 200,000	9.50%	2023	2023/2024	$ 1,583		$ 200,000		$ 200,000	$ -		$ -	$ -	$ -
Promissory Note -Stephen Rosenbluth	$ 30,000	0.00%	8/2/2023	10/2/2023	$ -	-	$ 30,000	$ -	$ 30,000	$ -		$ -	$ -	$ -
Promissory Note - Westlake Flooring Compan	$ 500,000		3/24/2021	3/24/2022	$ -	-		$ -	$ -	$ -		$ 663,745	$ -	$ 663,745
Promissory Notes - Madeline Johnson	$ 150,000	9.00%	12/10/2022	12/10/2023	$ 9,000	-	$ 100,000	$ -	$ 100,000	$ 13,500		$ 150,000	$ -	$ 164,277
Promissory Notes - Madeline Johnson	$ 100,000	9.00%	10/21/2023	11/21/2023	$ 1,751		$ 100,000		$ 100,000					
Promissory Notes - Wayne Blasman	$ 100,000	9.00%	12/19/2020	12/19/2021	$ 9,000	-		$ 100,000	$ 100,000	$ 9,000		$ 100,000	$ -	$ 127,296
Promissory Notes - Peggy Jones	$ 100,000	7.50%	7/1/2020	at any time	$ 7,500	-		$ 100,000	$ 100,000	$ 9,000		$ 100,000	$ -	$ 127,296
Total					$ 51,501	$ -	$ 561,636	$ 647,945	$ 809,581	$ 58,063	$ -	$ 1,042,761	$ 453,246	$ 1,588,431

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 561,636
2025	64,794
2026	64,794
2027	64,794
2028	64,794
Thereafter	388,767
Total	**$ 1,209,581**

8. LEASES

The Company has an operating leases for business premises, The Company's leases have terms maturing through 2026. Monthly payments is $7,800. Rent expenses are recorded on a straight-line basis over the lease term.
The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

		December 31, 2023
2023	$	93,605
2024	$	85,805
2025	$	39,002
Thereafter		-
Present Value Discount	-	22,710
Total	**$**	**195,703**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (321,857)	$ (284,155)
Valuation Allowance	321,857	284,155
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (560,566)	$ (238,709)
Valuation Allowance	560,566	238,709
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,878,573, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,878,573. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On December 31, 2021, the Company received a promissory note amounting to $306,749 from Eric Brooks. The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note was $348,373 and $306,749, respectively, and the entire amount is classified under amount due from related parties within current asset.

On December 31, 2021, the Company received a promissory note amounting to $24,273 from Brian Johnson. The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $40,125 and $29,273, respectively, and the entire amount is classified under amount due from related parties within current asset.

The Company currently holds loan receivables totaling $31,375 from WVAS LLC, without the existence of a formalized agreement. WVAS LLC is an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies Inc. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $7,185 and $31,374, respectively, and the entire amount is classified under due from related parties.

On June 25, 2020, the Company entered into a lease agreement with WVAS Limited Liability Company, an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies Inc. The lease expires on April 30, 2026. Base rent is $7,800 per month. During 2022 and 2021, total rent paid amounted to $124,542 and $110,531, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 15, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $982,483, an operating cash flow loss of $78,178, and liquid assets in cash of $26,917, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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The Auto Concierge

CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering relationships beyond transactions and ensuring every interaction is infused with clarity and...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CARBLIP
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How It Works

$6,590.37 Raised

REASONS TO INVEST

- CarBlip transforms the traditional process, saving buyers priceless time by providing a personal concierge to find the car that fits their lifestyle and budget. Plus, the car can be delivered anywhere in the U.S.
- With revenues increasing from $5.9M in 2020 to $12.7M in 2022 with a growing sales team, CarBlip is successfully removing the pain points across the trillion-dollar automotive market .*
- CarBlip leadership consists of a savvy team of entrepreneurs and experienced business leaders from backgrounds including Toyota, Robb Report, INDYCAR, and NASCAR.

*Past performance and revenue growth are not necessarily indicative of future success.

Get Equity
$1.25 Per Share

RAISED	INVESTORS
$6,590.37	14
MIN INVEST	**VALUATION**
$250	$25M

TEAM



Brian Johnson • Co-Founder, CEO, President, and Director

Brian brings 25 years of business & entrepreneurial experience. He has launched multiple automotive, digital, sales, & technology companies. His business-savvy mindset & entrepreneurial spirit help drive CarBlip & the team behind it.



Chang Lee • Co-Founder & Head of Product

Chang has founded & advised more than a dozen startups in Los Angeles, San Francisco, & the Philippines. His expertise in digital strategy guides CarBlip's technology evolution. Chang oversees all product development and engineering at CarBlip.



Mike Jones • Director

Mike is the co-founder & Managing Director of Science Inc., an LA-based studio & VC fund. Since its founding in 2011, Science's portfolio boasts $1.3 billion in exits, including Dollar Shave Club. Mike uses his extensive experience to guide CarBlip.

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THE PITCH

CarBlip: Your Personal Car Concierge


The Auto Concierge

Through our concierge service, which provides a seamless, personalized experience, CarBlip is changing how consumers buy or lease a new car, eliminating the challenges of working with a dealership.

Here are some of our happy customers!


EXPEDITION

THE OPPORTUNITY & OUR BUSINESS MODEL

Say Goodbye to the Traditional Dealership Experience

Navigating today's complicated path of traditional car buying is a challenge, both in the time required and the associated stress. CarBlip has identified those challenges and emerged with a mission to simplify the process. Working with new car-franchised dealerships, CarBlip seamlessly sources cars for customers, receiving a broker fee from the franchised dealer.

PROBLEM

Car dealerships are antiquated, unable to meet consumers' changing needs.

Franchise Dealers Saddled with Legacy Issues

Limited Selection: Typically one car brand
High Overhead: Large capital expenditures
Limited Reach: Limited by territory
Trust Gap: Buyers are cautious
Time Consuming: Buyers resent the process

Market Shift Makes Dealer Model Difficult

Changing Behaviors: Research shows Millennials would rather wait in line at the DMV or do their taxes than spend time at a car dealership

*Source | Source | Source | Source

CarBlip has undergone a massive transformation, expanding from fewer than fifteen employees in Q4 2021 to a team of more than 300, with a bold vision to grow to 1,000 concierges over the next few years. No longer do customers need to navigate multiple dealerships or endure a barrage of texts and calls. Our dedicated concierges prioritize customers' best interests, fostering trust through personalized options and recommendations. CarBlip's technology strives to make the process of purchasing a vehicle the most transparent and convenient possible. We make it easy for customers to select the exact specs of the vehicle that they're interested in with our app, which seamlessly integrates with our back-end systems enabling our concierges to find their customers' perfect vehicles.

Our proprietary technology and IP allows us to onboard and support our concierges at a 95% lower cost, which provides the foundation for our ability to scale quickly and efficiently. Our software allows our concierges to communicate (email, text, and voice) with our customers. It also allows us to centralize documents, such as driver's licenses, proof of insurance, and credit applications. Further investment into our software will continue streamlining and optimizing this process to make it easier for both our customers and concierges. We rely on our own technology and unique processes to pass the savings on to our customers while increasing our profit margins.

With our groundbreaking platform launch our strategic evolution aligns with our goals of increasing our concierge team and improving internal platforms to better serve and empower a growing customer base.


SOLUTION
We are building a modern, scalable, asset-light, new-car sales model.
All digital selection & sales process
Select & compare from 30+ brands
Great financing/ leasing options
Remote, on-demand sellers replace on-lot salespeople
Home delivery
CARBLIP
Shop by Brand
Audi
BMW
Chrysler
Dodge
Fiat
Ford
View All Brands
How It Works
Shop 3 Series
BRAND
MODEL
TRIM
COLOR
3 Series
330i Sedan
3 Series
330e Plug-In Hybrid
$46,595

The above is a rendering of our platform. Our platform is available for use in the U.S. market.

THE MARKET & OUR TRACTION

Disrupting Automotive Industry Norms

CarBlip offers investors an opportunity to join the journey from early growth to proven product/market fit. Backed by Science, Inc., known for successful companies such as Dollar Shave Club and Liquid Death, CarBlip is reducing industry pain points. With revenues increasing from $5.9M in 2020 to $12.7M in 2022, more than 90,000 contacts, and a growing sales team, CarBlip is taking off.

The company is led by repeat entrepreneur Brian Johnson, CarBlip's chief executive officer. He has previously worked with brands including INDYCAR, NASCAR, Toyota, Robb Report, Warner Brothers, and major media corporations. The experienced executive team hails from backgrounds including Mercedes Benz, Robb Report, Sony, Neiman Marcus, Time Warner, and more.


The easiest way
to buy or lease
any new car
CARBLIP

CarBlip's primary focus on the U.S. new vehicle market aligns with an industry that sold 15 million new vehicles in 2023 (Source). With more than $5 million in equity, CarBlip has attracted diverse investors, including industry leaders, an executive vice president of a large bank with an $18 billion market cap, and the CEO of a billion-dollar public company. With these milestones achieved, we feel CarBlip's trajectory may redefine automotive retail as we know it.

WHY INVEST

A Vision for Seamless, Trustworthy Car Buying

Investing in CarBlip means joining a revolution in automotive retail. We believe that our future is one where CarBlip's concierge team leads the industry in the customer-centric car buying experience. Our plans to integrate cutting-edge AI and continuously enhance our platform are also on the horizon, making this a chance to shape the future of car buying.

REVIEWS

We are redefining the car buying process.

★★★★★

"I used CarBlip recently when searching for a very specific make/model/color car. I'm in San Diego, & they were able to find one that meets my specifications in the LA Area, & it was so convenient to have the car delivered direct to my door."

-Larry H.

★★★★★

"I got exactly the new car I wanted from CarBlip even though it's a model in extremely short supply. Mona from CarBlip did a lot of work contacting dealers until she found it at a good price. Finalizing the deal from there was easy and efficient. The car was delivered to my house with all paperwork in order. We finished in a few minutes. I wholeheartedly recommend CarBlip!"

-Mike S.

★★★★★

"This is the best experience I have ever had buying a car, everyone should experience the easy and fun I had. It was so great we bought 2 vehicles! I would encourage everyone to give this a try!"

-Denise O.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Our commitment to trust, transparency, and simplicity combined with our culture of ensuring top-notch service makes us what we believe to be an excellent opportunity for investors. Invest in CarBlip now and help us become a key player in reshaping the future of auto retail.

ABOUT

HEADQUARTERS
31293 Via Colinas
Westlake Village, CA 91362

WEBSITE
View Site

CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering relationships beyond transactions and ensuring every interaction is infused with clarity and connection.

TERMS

CarBlip

Overview

PRICE PER SHARE
$1.25

VALUATION
$25M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
12,000

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
988,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor or customer and part of our journey in CarBlip, you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Sports Car

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early NASCAR

Invest $5,000+ within the first two weeks and receive 10% bonus shares.

Early INDYCAR

Invest $10,000+ within the first two weeks and receive 14% bonus shares.

Early Formula 1

Invest $20,000+ within the first two weeks and receive 18% bonus shares.

Volume-Based Perks**

Tier 1

Invest $1,000+ and receive +5% bonus shares and a CarBlip tumbler.

Tier 2

Invest $5,000+ and receive +7% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, and a CarBlip hat.

Tier 3

Invest $10,000+ and receive +10% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Tier 4

Invest $20,000+ and receive +15% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of 1-day Driving Experience at Speed Vegas.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Any additional costs, including but not limited to shipping, travel, and lodging, are not covered.*

The 10% StartEngine Owners' Bonus

CarBlip will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.25 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Reservation Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

NEW UPDATES

04.23.24

Meet the Perks - Get Your Cap and Join the HDC


CALIFORNIA
CARBLIP

CarBlip is evolving the car-buying industry, but being a driving force in the change is not the only bonus you get with your investment. Check out some of the extra perks that will make your day brighter:

Show off your CarBlip pride with a license plate hat, plus get a year membership to the Hagerty Drivers Club! The HDC offers something for everyone. From your basic roadside services to upgraded experiences and member discounts on your favorite activities, the Hagerty Drivers Club will make sure your plans are always a smooth ride. You will also get the HDC magazine and access to online shows and exclusive interviews. There is even a support department to provide guidance from in-house automotive experts. Don't miss out on these extra perks and more, invest today.

PRESS

TechCrunch

CarBlip's car buying app raises $2 million

View Article

Forbes

IndyCar Team Sees Enormous Exposure After Announcing Its Indy 500 Plans For 2023

View Article

AutoRacing 1

IndyCar: Stefan Wilson's car revealed for Indy 500

View Article

ALL UPDATES

04.19.24

Meet our Team - with Derek

Meet Derek, our Co-Pilot (Sales Manager)



Meet Derek, our Co-Pilot (Sales Manager)



Derek has been in the Automotive Industry for over 20 years. He has always expressed to his team and clients to be different from the guy down the street and make a difference in people's lives. Derek prides himself in being able to listen as well as being a problem solver. Derek started his career in the music industry but once he found the Automotive Industry he felt at home. He truly believes that buying or leasing a new car should be an exciting time. Derek wants to bring the fun back to getting a new car. Family is everything to him and having 3 kids means never a dull moment. Derek lives with his wife and kids in California.

04.17.24

Meet The Perks - Enjoy the Porsche Experience

You know CarBlip plans to change the car-buying world, but you can get some fun personal perks as well. Let's meet a perk you can get on top of shares!

Are you a fan of Porsche? Have you ever wanted to experience driving one? With our Porsche Experience perk, you can not only enjoy cruising in the Taycan 4S, but also get professional instruction and explore the "why" of how a vehicle responds. The Taycan 4S has a max horsepower of 522hp, can do 0-60 in 3.8 seconds, and has a top track speed of more than 160 miles per hour. You can take one for a spin around a beautiful Porsche Experience Center track and enjoy speed in style.

Don't forget to invest today and get your perks.

04.12.24

Meet our Team - with Brynn

Meet Brynn our Head of Social Media and Marketing:

04.07.24

24 hours left for our Early-Bird Bonus!


Early Birds
Get More Rewards

There are only 24 hours left for you to get the extra perks as an early-bird investor! Don't miss your chance to get extra for your investment, you must invest before 8:45 am PST Monday morning to qualify.

We are determined to change the car-buying industry and your investment makes that future one step closer. Invest Today

04.05.24

Meet our Team - Starting with Brian

Meet Brian Johnson, our CEO:

04.04.24

Meet The Perks - Experience Speed Vegas

So far you have heard about how CarBlip will change the car-buying industry, but on a purely fun note, let's meet a perk you can get on top of shares!

Have you ever wondered what it would feel like to drive a sportscar down the track? The One-Day Diving Experience at Speed Vegas is the perfect way to introduce yourself to the thrills of high-speed driving while receiving guidance from a professional. Your day starts with an exotic racing professional driver showing you the ideal map of the track, then you get to take over the wheel. This is followed by an instruction session and then an analysis and data debrief. Whether you prefer a Porsche, a Corvette, a Lambo, a Mclaren, or a Ferrari, this experience is a car lover's day to drive.

03.28.24

The Start of CarBlip

CarBlip started with wanting to fix a problem. Brian wanted to provide a solution.


The Start of CarBlip

03.26.24

We are live!


Now
LIVE ON
INVEST
start engine
EARLY AND EARN EXTRA BONUS SHARES
Revolutionize Car Buying
CARBLIP

We are thrilled to launch our crowdfunding campaign on StartEngine and grow our community together. This is your opportunity to join CarBlip and help us change the car buying experience.

If you invest today, you will get our early bird perks (which are only available for the first two weeks of our campaign) so don't miss out:

Early Sports Car— Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early NASCAR— Invest $5,000+ within the first two weeks and receive 10% bonus shares

Early INDYCAR— Invest $10,000+ within the first two weeks and receive 14% bonus shares

Early Formula 1— Invest $20,000+ within the first two weeks and receive 18% bonus shares

We will be sharing more updates and information as we progress, but check out our brand-new commercial or ask us questions in the discussion section below.

Sincerely,

Brian

03.08.24

New Commercial Teaser

We recorded a new commercial recently and want to share the teaser with you

03.07.24

What StartEngine means to us

Our goal is to improve the car-buying process for everyone. To continue to grow and provide this service, we are entering our next round of funding. To learn more about what StartEngine means to us, please watch this video from our Co-Founder and CEO, Brian Johnson.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into CarBlip.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive +5% bonus shares and a CarBlip tumbler.

Select

$5,000

Tier 2

Invest $5,000+ and receive +7% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, and a CarBlip hat.

Select

$10,000

Tier 3

Invest $10,000+ and receive +10% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Select

$20,000

Tier 4

Invest $20,000+ and receive +15% bonus shares, a CarBlip tumbler, 1 year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of 1-day Driving Experience at Speed Vegas.

Select

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

SAVANNAH: Hi I'm Savannah, I'm sixteen today, and I'm getting my first car! I want something super cool... But also affordable. Maybe something like a Porsche or a Range Rover.

STEVE FILICE (DAD): I'm Steve, Savannah's dad. And we're definitely not getting her a Porsche or a Range Rover. We're lookin' for something safe and that's actually affordable like... a Prius.

We hear Savannah in the background go UGH. Steve looks off-screen like "what?"

JOE CUMMINGS (CARBLIP CONCIERGE): Hey there! I'm Joe. I'm a CarBlip concierge and I'm here to make this whole process a lot... Easier...

CUT WIDE to reveal they're all sitting on the couch... Joe sits uncomfortably in between Steve and Savannah.

EXT. REAL TIME - DRIVEWAY

A gray Prius sits in the driveway.Savannah's arms are crossed. Steve is excited. SAVANNAH: There's no way I'm driving that to school.

STEVE: C'mon it's a hybrid! You're saving the environment!

SAVANNAH: I'm already vegan!

STEVE: You ate eggs this morning.

SAVANNAH: (UNDER BREATH): Eggs aren't vegan?

JOE: Steve, Savannnah - We've got a massive selection of new cars at CarBlip...

Joe whips out a phone with a CarBlip case. We show the CarBlip iOS app, demonstrating how easy it is to browse through different cars. He passes the phone to Savannah. She clicks on a Porsche. The Porsche appears in the driveway. Savannah is amazed. She clicks on a Range Rover, it appears, she swipes through various colors.

The NEIGHBOR, Rosetta Tate, looks over their hedges also amazed by the changing cars.

JOE: And, as your personal concierge all I care about is finding the best car that fits your lifestyle and budget! Our services are completely free to customers.

STEVE: I don't know, it all sounds a little too good to be true to me... He must be getting something out of it...

SAVANNAH: Don't take it personally. My dad doesn't trust anyone. On my very first date he dressed up like the waiter, and ended up getting us all banned from the restaurant.

STEVE: Hm, yeah no, I don't remember that.

Savannah and Steve play tug of war with the phone. Rosetta now sits in a lawn chair eating a bag of popcorn. A bead of sweat forms on Joe's brow.

The phone goes flying until it lands on Rosetta's lap. They all stare, waiting to see what she's gonna do. She clicks.

A black Toyota Rav 4 appears in the driveway. Steve and Savannah let out a synchronized OOOOO. Rosetta swipes again. The black Toyota Rav 4 turns into a green Toyota Rav 4. Steve and Savannah let out a synchronized AHHHH. Joe looks at the camera and smiles... Joe did it again.

STEVE: Ya know, I think I kind of like Joe.

JOE: They still haven't even heard the best part!

Savannah sits in the driver's seat. Steve sits in the passenger. Joe sits in the middle back seat, but pokes his head in the middle of them.

JOE: We always deliver straight to your door and you can finance, lease, or pay cash.

SAVANNAH: We'll do cash.

STEVE: Who do you think I am, Tony Soprano? We'll lease it.

SAVANNAH: Thanks, Dad.

STEVE: Anytime kiddo.

ROSETTA: Hey Joe, right here, can you help me next?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BLIP TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF MARCH, A.D. 2024, AT 11:19 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

6414177 8100
SR# 20240965974

Authentication: 203009176
Date: 03-13-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:19 AM 03/12/2024
FILED 11:19 AM 03/12/2024
SR 20240965974 - File Number 6414177

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BLIP TECHNOLOGIES, INC.,
a Delaware corporation

BLIP TECHNOLOGIES, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law"), **DOES HEREBY CERTIFY AS FOLLOWS**:

FIRST: That the Board of Directors duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendments to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendments is as follows:

RESOLVED, that it is advisable and in the best interests of the Corporation that the Amended and Restated Certificate of Incorporation of the Corporation be amended as follows:

1. That the second and third sentences of *Part A. of ARTICLE IV (Authorization of Stock)* of the Corporation's Amended and Restated Certificate of Incorporation be deleted and replaced with the following:

> "The total number of shares that this Corporation is authorized to issue is 37,975,493. The total number of shares of common stock authorized to be issued is 27,917,955, par value $0.0001 per share (the "Common Stock").

2. That the first sentence of *Part C. of ARTICLE IV (Common Stock)* of the Corporation's Amended and Restated Certificate of Incorporation be deleted and replaced with the following:

> 22,587,955 shares of the authorized Common Stock of the Corporation are hereby designated "Voting Common Stock" and 5,330,000 shares of the authorized Common Stock of the Corporation are hereby designated "Non-Voting Common Stock," each having the following rights, preferences, privileges and restrictions. Except as is provided for otherwise in this Amended and Restated Certificate of Incorporation, the term, "Common Stock," when used in this Amended and Restated Certificate of Incorporation shall mean Voting Common Stock and Non-Voting Common Stock taken together as a single Class.

3. That Section 4 of *Part C of Article Fourth (Common Stock)* of the Corporation's Amended and Restated Certificate of Incorporation be deleted and replaced with the following:

4. Voting Rights.

(a) Voting Common Stock. The holder of each share of Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law; *provided, however,* that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(b) Non-Voting Common Stock. Unless expressly required otherwise by the General Corporation Law, no holder of any share of Non-Voting Common Stock shall be entitled to vote any such share on any matter, nor be entitled to notice of any stockholders' meeting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. That the following be inserted as a new Section 5 of *Part C of ARTICLE IV (Common Stock)* of the Corporation's Amended and Restated Certificate of Incorporation:

5. Conversion of Preferred Stock. References in this Amended and Restated Certificate of Incorporation to: (a) any actual or deemed conversion of any shares of any series of Preferred Stock into shares of Common Stock; or (b) to the number of shares of Common Stock into which Preferred Stock could at any time be converted if then converted; and/or (c) to any other calculation of the shares of Common Stock issuable to or otherwise deemed to be held at any time by holders of any shares of any series of Preferred Stock upon or as a result of the conversion of such Preferred Stock; shall, in every such case, mean shares of Voting Common Stock issued, issuable, or deemed to be issued to such holders of Preferred Stock upon any such conversion or deemed conversion. References to the issuance of, or the conversion, exchange or exercise of any other security of the Corporation into or for, shares of Common Stock in any stock purchase agreement, stock ownership plan, or other contract or instrument that was entered into by and between the Corporation and any other person prior to the

effective date of this Certificate of Amendment, shall, in every such case, mean shares of Voting Common Stock, unless expressly provided for otherwise in an enforceable written agreement entered into by the Corporation and all other relevant parties.

5. That the amendments set forth herein become effective immediately upon the due filing of a Certificate of Amendment containing such amendments.

SECOND: That the foregoing amendments were approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

* * *

IN WITNESS WHEREOF, Blip Technologies, Inc. has caused this certificate to be signed by an authorized officer on this __6_ day of March, 2024.

By:______________________________
Brian Johnson, Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLIP TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MAY, A.D. 2021, AT 2:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6414177 8100
SR# 20211654651

Authentication: 203157463
Date: 05-07-21

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BLIP TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BLIP TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **BLIP TECHNOLOGIES, INC.** and that this corporation was originally incorporated pursuant to the General Corporation Law on May 17, 2017 under the name Blip Technologies, Inc.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Blip Technologies, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 29,184,145. The total number of shares of common stock

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:26 PM 05/07/2021
FILED 02:26 PM 05/07/2021
SR 20211654651 - File Number 6414177

authorized to be issued is 19,126,607, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 10,057,538 par value $0.0001 per share (the "Preferred Stock"), 4,139,120 of which are designated as "Series Pre-A Preferred Stock," 900,000 of which are designated as "Series Pre-A-1 Preferred Stock," 137,985 of which are designated as "Series Pre-A-2 Preferred Stock," 157,678 of which are designated as "Series Pre-A-3 Preferred Stock," 773,644 of which are designated as "Series Pre-A-4 Preferred Stock," 1,719,158 of which are designated as "Series Pre-A-5 Preferred Stock," 2,229,953 of which are designated as "Series Pre-A-6 Preferred Stock."

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1 Dividend Provisions. The holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of this corporation (the "Board of Directors"), out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors. No dividend may be declared or paid on the Common Stock (other than dividends payable in shares of Common Stock) unless any and all such dividends or distributions are distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined below).

2 Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share, and thereafter shall receive no further distributions on account of their Preferred Stock. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Amended and Restated Certificate of Incorporation, "Original Issue Price" shall mean $0.6342 per share for each share of the Series Pre-A Preferred Stock, $0.35 per share for each share of the Series Pre-A-1 Preferred Stock, $0.51 per share for each share of the Series Pre-A-2 Preferred Stock, $0.6342 per share for each share of the Series Pre-A-3 Preferred Stock, $0.6463 per share for each share of the Series Pre-A-4 Preferred Stock, $0.7271 per share for each share of the Series Pre-A-5 Preferred Stock, and $0.8969 per share for each share of the Series Pre-A-6 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder under Section 2(a) above if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution under Section 2(a) above but instead will receive distributions solely pursuant to Section 2(b) above.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale by this corporation of shares of Series Pre-A Preferred Stock, Series Pre-A-1 Preferred Stock, Series Pre-A-2 Preferred Stock, Series Pre-A-3 Preferred Stock, Series Pre-A-4 Preferred Stock, Series Pre-A-5 Preferred Stock, or Series Pre-A-6 Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least a majority of the then outstanding Preferred Stock (voting together as a single class on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of at least a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent at least a majority of the then outstanding shares of such Preferred Stock (voting together as a single class on an as-converted basis).

(e) Allocation of Contingent Consideration. In the event of a deemed Liquidation Event pursuant to subsection 2(d)(i) of this Article IV(B), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies (the "Additional Consideration"), the definitive agreement with respect to such deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) of this Article IV(B) as if the Initial Consideration were the only consideration payable in connection with such deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of this corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) of this Article IV(B) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this subsection, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such deemed Liquidation Event shall be deemed to be Additional Consideration.

3 Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4 Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least $25,000,000 in the aggregate (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the automatic conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event this corporation should at any time or from time to time after the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common

Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding.

(ii) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive, upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent at least a majority of the then outstanding shares of such Preferred Stock (voting together as a single class on an as-converted basis).

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(j) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5 Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6 Protective Provisions. So long as at least 25% of the initially-issued shares of Preferred Stock remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate

of Incorporation then in effect) first obtaining the approval by vote or written consent, as provided by law, of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis):

(a) amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws so as to alter or change the powers, preferences or special rights of the shares of Preferred Stock so as to affect them adversely (it being understood that an amendment to and/or a restatement of this Corporation's Certificate of Incorporation in order to increase the number of authorized shares of preferred stock and to authorize and issue a series of preferred stock, including, without limitation, a series that is senior to or on a parity with existing preferred stock, and to modify the terms of this corporation's Certificate of Incorporation in order to give effect to the relative rights, preferences and privileges of such new series of Preferred Stock in a manner that does not otherwise amend the rights, preferences and privileges of an existing series of Preferred Stock, shall not require the consent of the holders of Preferred Stock pursuant to this subsection (a));

(b) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(c) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

(d) change the authorized number of directors of this corporation above six or below three; or

(e) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

7 Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8 Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law, or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1 Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2 Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3 Redemption. The Common Stock is not redeemable at the option of the holder.

4 Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(B) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation renounces, to the fullest extent permitted by law, any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XII(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XII(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 21 day of December 2020.

Brian Johnson, President

BLIP TECHNOLOGIES, INC.

ACTION BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS

Pursuant to §§108(c) and 141(f) of the Delaware General Corporation Law (the "***DGCL***"), the undersigned, being all of the members of the Board of Directors (the "***Board***") of Blip Technologies, Inc., a Delaware corporation (the "***Corporation***"), hereby consent to their appointment as directors, accept the resignation of the incorporator and adopt and approve the following resolutions by unanimous written consent without a meeting.

1. RATIFICATION OF ACTIONS OF INCORPORATOR.

WHEREAS, Margaret Rosado, the incorporator of the Corporation (the "***Incorporator***"), has appointed the undersigned as the initial members of the Board and has resigned as incorporator.

NOW, THEREFORE, IT IS RESOLVED, that all actions taken by the Incorporator pursuant to DGCL §§107 and 108 to incorporate and organize the Corporation are hereby ratified, confirmed, adopted and approved.

2. APPOINTMENT OF DIRECTORS.

WHEREAS, the Board deems it to be in the best interests of the Corporation and its stockholders to (i) increase the size of the Board from two to five and (ii) appoint directors to fill the resulting three vacancies.

NOW, THEREFORE, IT IS RESOLVED, that in accordance with the Board's authority to change the total number of directors of the Board, (i) the authorized number of directors is hereby increased from two to five directors, and (ii) each of Michael Jones, Clinton Fox and Russell West is hereby elected a member of the Board to serve, commencing upon the effectiveness of this consent, until his successor is duly elected or until his earlier resignation, death or removal from office.

3. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

WHEREAS, the original Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on May 17, 2017.

WHEREAS, it is in the Corporation's best interests to amend and restate the Corporation's current Certificate of Incorporation (the "***Existing Certificate***") to, among other things, change the par value of the Corporation's common stock.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Existing

Certificate shall be amended and restated to read in full in substantially the form of the Restated Certificate of Incorporation attached as Exhibit A hereto (the "***Restated Certificate***"), which the Board hereby declares to be advisable and in the best interests of the Corporation.

RESOLVED FURTHER, that the appropriate officers of the Corporation are hereby authorized to execute, verify and file the Restated Certificate with the Delaware Secretary of State, together with any changes therein required by the Secretary of State.

RESOLVED FURTHER, that each of the officers of the Corporation are, and each of them hereby is, authorized, directed and empowered (1) to execute any and all applications, certificates and agreements, as well as any other instruments, documents, amendments or supplements to such documents, and (2) to do or to cause to be done any and all other acts and things as such officers, in their discretion, may deem necessary, advisable or appropriate to carry out the purposes of the foregoing resolutions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute one and the same document. This action by written consent is effective, and the resolutions herein are adopted, as of the date last signed below.

Date: 6/29/17 ____________________

Eric Brooks, Director

Date: 6/29/17 ____________________

Brian Johnson, Director

EXHIBIT A

Restated Certificate of Incorporation

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

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The Auto Concierge

CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CARBLIP

$1,709.12 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- CarBlip transforms the traditional process, saving buyers priceless time by providing a personal concierge to find the car that fits their lifestyle and budget. Plus, the car can be delivered anywhere in the U.S.
- removing the pain points across the trillion-dollar automotive market.*
- CarBlip leadership consists of a savvy team of entrepreneurs and experienced business leaders from backgrounds including Toyota, Robb Report, INDYCAR, and NASCAR.

*Source / Source

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RESERVED $1,709.12

INVESTORS 2

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
31293 Via Colinas
Westlake Village, CA 91362

WEBSITE
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CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering relationships beyond transactions and ensuring every interaction is infused with clarity and connection.

TEAM



Brian Johnson
Co-Founder & Chief Executive Officer

Brian brings 25 years of business & entrepreneurial experience. He has launched multiple automotive, digital, sales, & technology companies. His business-savvy mindset & entrepreneurial spirit help drive CarBlip & the team behind it.



Chang Lee
Co-Founder & Head of Product

Chang has founded & advised more than a dozen startups in Los Angeles, San Francisco, & the Philippines. His expertise in digital strategy guides CarBlip's technology evolution. Chang oversees all product development and engineering at CarBlip.







Mike Jones
Director

Mike is the co-founder & Managing Director of Science Inc., an LA-based studio & VC fund. Since its founding in 2011, Science's portfolio boasts $1.3 billion in exits, including Dollar Shave Club. Mike uses his extensive experience to guide CarBlip.



Brynn Holmes
Head of Social Media & Marketing

Brynn brings leading automotive & media data science & analytics to support CarBlip's marketing needs. With a Masters of Library & Information Science & 10 years running social media accounts, she drives CarBlip's online presence.

PRESS

TechCrunch
CarBlip's car buying app raises $2 million

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Forbes
IndyCar Team Sees Enormous Exposure After Announcing Its Indy 500 Plans For 2023

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AutoRacing 1
IndyCar: Stefan Wilson's car revealed for Indy 500

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CarBlip is excited to announce our new raise on StartEngine! You can now reserve your shares (and bonus shares)

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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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#CBraises #startengineraise #regcf


Important
Announcement
We are launching on
start
engine

Check out our LIB to reserve your shares of the CarBlip journey and help change the car buying world

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Important
Announcement
We are launching on
start
engine
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

We've decided we want to give people the chance to invest and own a piece of CarBlip. You can sign up to get early notifications here!

We plan to launch a campaign on StartEngine! This means that you may have a chance to invest and own a piece of CarBlip. If you'd like to be notified early you can sign up through our link in bio!

If you want to join CarBlip and become a shareholder, reserve your shares and be the first to hear updates!


Listed on
start engine
Update
12k
Reserved!
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Listed on start engine
Update
Join the list of potential future investors
link in bio
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

We have 12k reserved!! Are you as excited as we are to kick this off right? Click our link in bio if you want to reserve your shares (and get those early bird bonus shares too)

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.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

.

#CBraises #startengineraise #regcf

Do you want to Join the CarBlip team? Click our link in bio if you want to reserve your shares (and get those early bird bonus shares too)

.

.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

.

#CBraises #startengineraise #regcf #jointheteam


MEET THE PERKS
&
YOUR CHANCE TO
RESERVE
AND
EARN EXTRA
BONUS SHARES
5%
Link
in Bio
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Perk Highlight
Invest $1,000+ and receive 7% bonus shares and a CarBlip tumbler
Reserve
AND EARN EXTRA BONUS SHARES
5%
Perk listed is based off of an investment in the first two weeks of our raise
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Perk Highlight
Invest $5,000+ and receive 10% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, and a CarBlip hat
Reserve
AND EARN EXTRA BONUS SHARES
5%
Perk listed is based off of an investment in the first two weeks of our raise
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Reserve
AND EARN EXTRA BONUS SHARES
5%
Perk Highlight
Invest $10,000+ and receive 14% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience
Perk listed is based off of an investment in the first two weeks of our raise
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Reserve
AND EARN EXTRA BONUS SHARES
5%
Perk Highlight
Invest $20,000+ and receive 18% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of a one-day Driving Experience at Speed Vegas
Perk listed is based off of an investment in the first two weeks of our raise
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Main photo plus one perk slide per post

Meet the Perks! Check out the link in our bio for our reservation page and all the information on how you can join

.

.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. “Reserving” securities is simply an indication of interest.

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#CBraises #startengineraise #regcf

Do you want to Join the CarBlip team? Check out our page on StartEngine if you want to reserve your shares (and get those early bird bonus shares too)

.

.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

.

#CBraises #startengineraise #regcf #jointheteam


early birds
get more
rewards
JOIN THE LIST OF POTENTIAL FUTURE INVESTORS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Our Social Media Team
trying to tell you about
our upcoming StartEngine raise
and how CarBlip can help you
purchase/lease a new car
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.
Learn More


DON'T MISS YOUR CHANCE
RESERVE YOUR SHARES
PLUS BONUS PERKS
Reserve
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


RECEIVED UNTIL THE OFFERING
funding means hiring more internal

Brian: Hi, I'm Brian. Co-founder and CEO of CarBlip, the Auto Concierge.

[During this opening line have a white banner along the screen a little below halfway starting from the left of the screen (basically so it will be out of the way of social overlays) that says "Brian Johnson, CEO"]

I have always loved the car business and start-up world. We started CarBlip because we knew the traditional car-buying experience needed to be disrupted. So we set out to build a highly-scalable business based on technology to accelerate that disruption. We have spent years developing and integrating our technology with our sales process and are now scaling the business.

Our mission is to drive the car-buying experience through Trust, Transparency, and Simplicity.

CarBlip does all the heavy lifting, including finding the customer's new vehicle, providing quotes, handling paperwork, and delivery. This end-to-end service allows us to focus on our customers and make sure they have a great buying experience.

CarBlip is one of the first auto sales networks and in the two years since we launched the network, we've received more than 26,000 applications and have hired more than 300 concierges.

To grow and continue providing these services to customers and developing out technology, we're seeking additional funding. This is where StartEngine comes in.

[Start a scrolling text with the TTW disclaimer (this should be in the same position as the banner was at the beginning, but should be a black bar across with white text that scrolls across (disclaimer text is in the ttw disclaimer document, you can use either the all caps, or regular typed, whichever looks better) the text should repeat until the video fades to the final black screen]

By opening this raise on StartEngine, we are hoping to work with the people our service benefits to revolutionize the car-buying world.

And that's where you come in.

Every investment will go toward strengthening CarBlip and allow us to provide services to more people. Funding means we will be able to launch targeted marketing campaigns toward consumers to increase our brand awareness and expand our customer base.

Funding means hiring more internal employees to support our current team and giving our experts the bandwidth and technology to better serve our clients.

Brian: Funding means expanding to more states to increase our hiring pool and physical presence. Funding means hiring more concierges and gaining access to their networks and coverage.

And, funding means you own a piece of CarBlip and can succeed with us.



Now
LISTED ON
start engine
RESERVE
AND EARN EXTRA BONUS SHARES
CARBLIP
Check out our page
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CARBLIP **Brynn Holmes <brynn@carblip.com>**

Preview - Exciting News from CarBlip!

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:46 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Good Afternoon ,

We are very excited to announce that we are working with StartEngine for a Regulation Crowdfunding raise! We have just launched our reservations page where you can reserve extra perks by pledging your support early. Pledging support now does not commit you, however, it will enable you to get extra bonus shares and ensures you will receive our campaign updates.



Brian Johnson

Chief Executive Officer

Email | brian.johnson@carblip.com

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Reserve Your Shares to be the First to Invest

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CARBLIP

Brynn Holmes <brynn@carblip.com>

Preview - What StartEngine means for CarBlip

3 messages

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:47 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Good Evening ,

As someone who has already invested in CarBlip, we want to let you know that StartEngine presents the opportunity for CarBlip to continue to grow. By opening our next round of funding to the public, we are hoping to generate funds for our next phase of growth, as well as drive buy-in and increase our community.

Why join us through StartEngine?

"Equity crowdfunding also offers benefits beyond just access and democratization. By investing in startups through equity crowdfunding, investors can diversify their portfolios with startup investments alongside traditional assets such as stocks and bonds. This can help to mitigate risk and provide greater opportunities for long-term growth." (source)

Plus, if you join us, you will earn some great perks!

If you reserve before we launch, you will get 5% additional bonus shares on top of any eligible volume-based perk.

If you invest within the first two weeks we are live, depending on the amount, you will earn one of these bonuses:

Invest **$1,000+** within the first two weeks and receive 7% bonus shares and a CarBlip tumbler.

Invest **$5,000+** within the first two weeks and receive 10% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, and a CarBlip hat.

Invest **$10,000+** within the first two weeks and receive 14% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Invest **$20,000+** within the first two weeks and receive 18% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of a one-day Driving Experience at Speed Vegas.

And, since you are a previous investor, you will earn an extra 5% bonus perk on top of it all.

Sincerely,

CarBlip Team

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Reserve Your Shares and Perks

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:47 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Good Evening ,

As someone who has already used CarBlip, StartEngine presents the opportunity for you to join us and grow our services.

Why join us through StartEngine?

"Equity crowdfunding has transformed the landscape of startup investing, providing investors with unprecedented access to investment opportunities that were once reserved for venture capitalists and angel investors." (source)

Plus, you will earn some great perks!

If you reserve before we launch, you will get 5% additional bonus shares on top of any eligible volume-based perk.

If you invest in the first two weeks we are live, depending on the amount, you will earn one of these bonuses:

Invest **$1,000**+ within the first two weeks and receive 7% bonus shares and a CarBlip tumbler.

Invest **$5,000**+ within the first two weeks and receive 10% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, and a CarBlip hat.

Invest **$10,000**+ within the first two weeks and receive 14% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Invest **$20,000**+ within the first two weeks and receive 18% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of a one-day Driving Experience at Speed Vegas.

Sincerely,

CarBlip Team

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Reserve Your Shares and Perks

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:47 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Good Evening ,

As someone who is important to the CarBlip team, we wanted to let you know that StartEngine presents the opportunity for CarBlip to continue to grow. By opening our next round of funding to the public, we are hoping to generate funds for our next phase of growth, as well as drive buy-in and increase our community.

Why join us through StartEngine?

"Equity crowdfunding has transformed the landscape of startup investing, providing investors with unprecedented access to investment opportunities that were once reserved for venture capitalists and angel investors." (source)

Plus, you will earn some great perks!

If you reserve before we launch, you will get 5% additional bonus shares on top of any eligible volume-based perk.

If you invest in the first two weeks we are live, depending on the amount, you will earn one of these bonuses:

Invest **$1,000**+ within the first two weeks and receive 7% bonus shares and a CarBlip tumbler.

Invest **$5,000**+ within the first two weeks and receive 10% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, and a CarBlip hat.

Invest **$10,000**+ within the first two weeks and receive 14% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, and the Taycan 4s Porsche Experience.

Invest **$20,000**+ within the first two weeks and receive 18% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of a one-day Driving Experience at Speed Vegas.

Sincerely,

CarBlip Team

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Reserve Your Shares and Perks

Blip Technologies, Inc., 31293 Via Colinas, Westlake Village, CA 91362, (818) 340-9858

CARBLIP

Brynn Holmes <brynn@carblip.com>

Preview - Four Days In

2 messages

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:46 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Hi ,

I can't believe it has already been four days since we launched our reservation page on StartEngine and we are already about halfway to launch! Make sure you reserve your shares so you don't miss out on your bonus shares. The team and I are very excited about this raise and your support means so much to us.

If you have any questions about this raise please message or call Brian or me.

You can also consult StartEngine's FAQ page, or reach out to StartEngine's Chat Support through their app linked here.

Thank you for your support,



Brynn Holmes

Head of Social Media and Marketing

Email | brynn.holmes@carblip.com

Mobile | 818.740.6466

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Four Days In, Don't Forget to Reserve Your Shares

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:46 PM

Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Hi ,

I can’t believe it has already been four days since we launched our reservation page on StartEngine and we are already about halfway to launch! Make sure you reserve your shares so you don’t miss out on your bonus shares. The team and I are very excited about this raise and your support means so much to us.

If you have any questions about this raise please reach out to us,

consult StartEngine’s FAQ page, or reach out to StartEngine’s Chat Support through their app linked here.

Thank you for your support,



Brynn Holmes

Head of Social Media and Marketing

Email | brynn.holmes@carblip.com

Mobile | 818.740.6466

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Four Days In, Don't Forget to Reserve Your Shares

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CARBLIP

Brynn Holmes <brynn@carblip.com>

Preview - What this Campaign Means

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:50 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Dear ,

As a previous investor in CarBlip, you understand our vision and our goals. To continue growing, we need to enter our next round of funding and StartEngine is the most effective way for us to raise in the current market. If you have questions on how we plan to use this raise, or about the process, you can schedule a video call with Brian here**.** (hyperlink calendly link)

In the meantime, I recorded a message on what this raise means for CarBlip and the team.

CARBLIP
THE AUTO CONCIERGE

You can also consult StartEngine's FAQ page, or reach out to StartEngine's Chat Support through their app linked here.



Brian Johnson

Chief Executive Officer

Email | brian.johnson@carblip.com

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Visit our Reservation Page

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CARBLIP

Brynn Holmes <brynn@carblip.com>

Preview - Today is the end… of the reservation bonus

1 message

Marketing Email Preview Send <noreply@hubspot.com> Thu, Mar 14, 2024 at 3:48 PM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: brynn@carblip.com

CARBLIP

Good Morning ,

Today is a great day! Our campaign fully launches tomorrow and we are so excited! We already have [insert amount] reserved on our page, but we wanted to give you one last reminder to reserve your shares now so you can earn an extra (stacking) 5% bonus shares on top of the amazing perks we have for your investment.

Don't Wait

If you invest in the first two weeks we are live, depending on the amount, you will earn one of these bonuses:

Invest **$1,000**+ within the first two weeks and receive 7% bonus shares and a CarBlip tumbler.

Invest **$5,000**+ within the first two weeks and receive 10% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, and a CarBlip hat.

Invest **$10,000**+ within the first two weeks and receive 14% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, and the

Taycan 4s Porsche Experience.

Invest **$20,000**+ within the first two weeks and receive 18% bonus shares, a CarBlip tumbler, a one-year Hagerty Drivers Club membership, a CarBlip hat, the Taycan 4s Porsche Experience, and your choice of a one-day Driving Experience at Speed Vegas.

Thank you for all your support, you are the reason we can change the car-buying world.

Sincerely,



Brynn Holmes

Head of Social Media and Marketing

Email | brynn.holmes@carblip.com

Mobile | 818.740.6466

Office | 818.340.9858

Address | 31293 Via Colinas, Westlake Village, CA 91362

Check Out Our Google Reviews

Take One Last Look at our Reservation Page

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Blip Technologies, Inc., 31293 Via Colinas, Westlake Village, CA 91362, (818) 340-9858

CarBlip Launches Reg CF Raise on StartEngine

CarBlip has launched its reservation page on StartEngine https://www.startengine.com/offering/carblip and the live raise is coming soon. This move into public funding opens up new opportunities for investors, and CarBlip has included fun perks as incentives.


WHAT DOES YOUR PORTFOLIO NEED?
Reserve your CarBlip Shares
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


JOIN THE
CAR-BUYING
FUTURE
WHERE WILL WE GO
listed on
StartEngine
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


LISTED ON STARTENGINE,
LIVE RAISE
COMING SOON
Reserve Your Shares Now
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

CARBLIP

Search Cars How It Works Become a Concierge

DOWNLOAD


Now
LISTED ON
start engine
RESERVE
AND EARN EXTRA BONUS SHARES
Check out our page

Exciting Announcement!

2024 has already been a very busy year. We are excited to announce the first stage of our work:

We are launching a Regulation Crowdfunding Raise on StartEngine!

OUR RESERVATION PAGE IS NOW LIVE

CarBlip was started because we knew the traditional car-buying experience needed to be disrupted. So we set out to build a highly-scalable business based on technology to accelerate that disruption. We have spent years developing and integrating our technology with our sales process and are now scaling the business. Our mission is to drive the car-buying experience through trust, transparency, and simplicity.

CarBlip does all the heavy lifting, including finding the customer's new vehicle, providing quotes, handling paperwork, and delivery. This end-to-end service allows our concierges to focus on our customers and make sure they have a great buying experience. CarBlip is one of the first auto sales networks that allows our salespeople to work remotely. In the two years since we launched the network, we've received more than 26,000 applications and have hired more than 300 concierges. We are now poised for our next phase.

To grow and continue providing these services to customers, we are seeking additional funding. This is where StartEngine comes in. By opening this raise on StartEngine, we are hoping to work with the people our service benefits to revolutionize the car-buying world.

And that's where you come in.

Every investment will go toward strengthening CarBlip and allow us to provide services to more people. Funding means we will be able to launch targeted marketing campaigns toward consumers to increase our brand awareness and expand our customer base. Funding means hiring more internal employees to support our current team and giving our experts the bandwidth to focus on their responsibilities. Funding means improving our office space (also known as giving our office mascot extra treats). Funding means expanding to more states to increase our hiring pool and physical presence. Funding means hiring more concierges and gaining access to their networks and coverage. And, funding means you own a piece of CarBlip and can succeed with us.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. “Reserving” securities is simply an indication of interest.

Share This Story

Written by Brynn

At CarBlip, we envision a future where car buying is synonymous with trust, transparency, and simplicity. We strive to lead the automotive industry in customer-centric innovation by evolving the car buying experience. Our vision is to be the go-to service for consumers, building relationships beyond the transaction and making every car purchase a journey of confidence, clarity, and connection.

SHOP CARBLIP

RESERVE YOUR SHARES

March 1st, 2024 | CarBlip News

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